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                              March 28, 2023

       David Michels
       Chief Financial Officer
       Kinder Morgan, Inc.
       1001 Louisiana Street, Suite 1000
       Houston, Texas 77002

                                                        Re: Kinder Morgan, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 8,
2023
                                                            File No. 001-35081

       Dear David Michels:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Management's Discussion and Analysis
       Results of Operations
       Overview, page 39

   1. We note your disclosure indicating that you evaluate performance primarily using various non-GAAP measures and,
from your disclosures beginning on page 42, it also appears that you have not provided a
discussion and analysis that includes the consolidated measures of revenues, cost of
sales, or operations and maintenance expense.

                                                        The guidance in Item
303(a) and (b)(2) of Regulation S-K requires a discussion and analysis of the
consolidated financial statements, including (i) significant components of revenues and expenses
that would be material to an understanding of the results of operations; (ii) known
trends or uncertainties that have had or that are reasonably likely to have a material
favorable or unfavorable impact on revenues; (iii) events that are
 David Michels
FirstName  LastNameDavid Michels
Kinder Morgan,  Inc.
Comapany
March      NameKinder Morgan, Inc.
       28, 2023
March2 28, 2023 Page 2
Page
FirstName LastName
         reasonably likely to cause a material change in the relationship between costs and revenues; and (iv) the extent to which material changes in revenues are attributable to changes in prices or to changes in the volume or amount of goods or services being sold.

         Please expand your discussion and analysis to address revenues, cost of sales, and operations and maintenance expense on a consolidated basis, including details that are responsive to the requirements referenced above.
Non-GAAP Financial Measures, page 44

2. We note that you describe various non-GAAP measures and the reasons you believe these are useful although we generally do not see disclosures clarifying how management has actually considered or utilized the measures in any way relative to the reasons identified, with regard to performance, liquidity, or resource allocation decisions.

         For example, you indicate that Adjusted Earnings reflects on your ability to generate earnings; DCF is used in evaluating performance and in measuring and estimating the ability of your assets to generate cash earnings that could be used for discretionary purposes; Adjusted Segment EBDA is used in your analysis of segment performance and provides insight into the ability of your segments to generate cash earnings on an ongoing basis; and Adjusted EBITDA and Net Debt are used in evaluating leverage.

         Tell us how these measures have served in the manner that you suggest and the reasons why you have not provided corresponding disclosures.
3. We note that you identify 163 or more numerical measures as non-GAAP measures in the tabulations on pages 43-55, and that many of the reconciliations among these tabulations utilize non-GAAP reconciling items, incomplete details of the reconciling items (e.g. certain items), and intermediary non-GAAP measures.

         It appears that you would need to substantially revise these disclosures to comply with Item 10(e) of Regulation S-K. To the extent that you wish to retain this information, please submit revisions that you propose to address the following points.

                Total Segment EBDA on pages 42 and 43 should be identified as a non-GAAP measure, consistent with the guidance in the answer to C&DI Question 104.04, and a separate and distinct reconciliation should be provided from gross margin in accordance with GAAP as the most directly comparable GAAP measure.

                Your references to Segment EBDA as a GAAP measure should be revised to clarify that while you are disclosing the measure in Note 16 to your financial statements pursuant to FASB ASC 280, as a segment performance measure selected and utilized by your CODM, the composition of the measure is not addressed nor prescribed by generally accepted accounting principles.
 David Michels
FirstName  LastNameDavid Michels
Kinder Morgan,  Inc.
Comapany
March      NameKinder Morgan, Inc.
       28, 2023
March3 28, 2023 Page 3
Page
FirstName LastName
                The individual components of the "Certain Items" referenced in the tabulations should be separately identified and quantified in each tabulation.

                The line items and columns reflecting adjustments that have the effect of (i)
              excluding amounts that are included in the most directly comparable GAAP measure, or (ii) including amounts that are excluded from the most directly comparable GAAP measure, should be clearly identified as non-GAAP measures, consistent with the guidance in the answer to C&DI Question 100.05, and independently reconciled to the most directly comparable GAAP measure.

                You presentation of non-GAAP measures in the tabulation on page 43 and use of non-GAAP measures in advance of GAAP measures in several reconciliations, should be removed or revised to conform to the guidance on prominence in the answers to C&DI Questions 102.10(a) and 102.10(b).

                The tabulation on page 44 presently shows reconciliations between Adjusted
              Segment EBDA, Adjusted EBITDA, and DCF; and would therefore appear to require disaggregation into three separate reconciliations, each starting with the most directly comparable GAAP measure, to comply with Item 10(e).

                The reconciliation on page 45 between Net income attributable to Kinder Morgan,
              Inc. and Adjusted EBITDA appears to include several reconciling items that have been adjusted for "Certain Items" in addition to the "Certain Items" listed in the first section of the table. We believe that you would need to provide separate line items for each reconciling item rather than using a composition of amounts or pre-adjusted non-GAAP measures as reconciling items.

                Given your columnar reconciliation approach in tabulations on pages 43, 48, 50, 53, and 55, and considering that zeros are shown as adjustments for many line items, many summations are inappropriately identified as non-GAAP measures and should therefore be revised or replaced with a presentation that retains GAAP labeling for
              GAAP measures, and non-GAAP labeling for non-GAAP measures.
4.       Given your extensive use of adjustments for    Certain Items    in
calculating your non-
         GAAP measures Adjusted Earnings, Adjusted Segment EBDA, Distributable Cash Flow
         (   DCF   ), and Adjusted EBITDA, tell us why you have not eliminated the $32 million in
         gains on divestitures of long-lived assets reported on page 89 in computing your non-
         GAAP measures, considering the guidance in the answer to C&DI Question 100.03.
5.       Tell us why you believe the adjustments for    joint venture DD&A and
income tax
         expense    utilized in calculating your non-GAAP DCF and Adjusted
EBITDA measures,
         would not constitute individually tailored recognition and measurement methods that are contrary to GAAP and the guidance in the answer to C&DI Question
100.04.
 David Michels
FirstName  LastNameDavid Michels
Kinder Morgan,  Inc.
Comapany
March      NameKinder Morgan, Inc.
       28, 2023
March4 28, 2023 Page 4
Page
FirstName LastName
         Also explain to us why you believe the specific adjustments are relevant to each of the non-GAAP measures in which they are utilized, and consistent with the reasons that you have described for reporting the non-GAAP measures.
6. Given your disclosure indicating DCF is utilized not only as a performance measure but also in measuring and estimating the ability of your assets to generate cash earnings that could be used for discretionary purposes, also considering your disclosure of DCF per share and dividends per share on page 44, and the associated commentary in your earnings releases, it appears that DCF is being utilized as a non-GAAP liquidity measure.

         We believe that you would need to provide a reconciliation from operating cash flows as the most comparable GAAP based measure and remove the DCF per share metric, consistent with the answer to C&DI Question 102.05.
7.       We note your disclosure in the last paragraph on page 39 stating
"Management
         compensates for the limitations of these non-GAAP financial measures by reviewing our comparable GAAP measures, understanding the differences between the measures and taking this information into account in its analysis and its decision-making processes."

         Tell us which specific GAAP measures are referenced with this statement and describe the information that you have considered or utilized based on GAAP measures in your analysis and decision-making processes, incremental to your non-GAAP measures.

         Provide us with a complete list of GAAP measures of segment operations that are available for use by your CODM in conjunction with decisions that require assessing performance and allocating resources, and a comprehensive description of all periodic management reports that are viewed by your CODM.
Liquidity and Capital Resources
Capital Expenditures, page 59

8. We note your disclosure indicating that you distinguish between sustaining and expansion capital expenditures based on whether the expenditure will maintain or increase throughput capacity, and we see that you report $901 million and $1,709 million in sustaining and expansion capital expenditures for 2022.

         Please expand your disclosure to clarify how the amount of your sustaining capital expenditures compares to the average that would be necessary to sustain throughput over the long term, describe the implications of expansion capital expenditures on future sustaining capital expenditures, and considering that depreciation and amortization reflects an allocation of the costs of physical assets over their useful lives,
         address the difference between your sustaining capital expenditures and the depreciation and amortization of $2,186 million that you report for the period.

         Also revise your disclosure in footnote (a) indicating that you have included $140 million
         "...for sustaining capital expenditures from unconsolidated joint ventures, reduced by
 David Michels
Kinder Morgan, Inc.
March 28, 2023
Page 5
         consolidated joint venture partners    sustaining capital
expenditures," to clarify your role as
         the apparent recipient of funds from unconsolidated entities, and the reasons that you would be reporting these as your capital expenditures, and why these would be offset by capital expenditures made by partners in consolidated entities. Financial Statements
Note 2 - Summary of Significant Accounting Policies
Cost of Sales, page 83

9. We note that you describe cost of sales as cost to purchase energy commodities sold, including natural gas, crude oil, NGL and other refined petroleum products and the effects of certain hedging activities, although excluding the costs of crude oil, gas and CO2 producing activities, which appear to be reported as operations and maintenance expense.
         We also note that your measure excludes depreciation, depletion and amortization.

         Please revise your presentation on page 71 to separately identify the excluded amounts applicable to cost of sales in accordance with GAAP, consistent with the guidance in SAB
         Topic 11:B, and considering the associated guidance on inventory and contract accounting in FASB ASC 330-10-30-1 and 340-40-25-7, and the requirements pertaining to costs of tangible goods sold in Rule 5-03 of Regulation S-X.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Karl Hiller,
Branch Chief at (202) 551-3686 with any questions.



FirstName LastNameDavid Michels                                 Sincerely,
Comapany NameKinder Morgan, Inc.
                                                                Division of
Corporation Finance
March 28, 2023 Page 5                                           Office of
Energy & Transportation
FirstName LastName